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Via Edgar

October 26, 2022

Tyler Howes

Alan Campbell

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	Vickers Vantage Corp. I Amendment No. 6 to Registration Statement on Form S-4 Filed October 24, 2022 File No. 333-264941

Dear Mr. Howes and Mr. Campbell:

On behalf of our client, Vickers Vantage Corp. I, a Cayman Islands exempted company (the “Company”), we submit to the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) the Company’s response to the comment conveyed by telephone to Loeb & Loeb LLP on October 25, 2022. (the “Comment”) with respect to the above-referenced Amendment No. 6 to Registration Statement on Form S-4 filed on October 24, 2022.

Concurrent herewith, the Company has filed via Edgar its Amendment No. 7 to the Registration Statement (“Amendment No. 7”), which reflects the Company’s response to the comment received from the Staff by telephone conference on October 25, 2022 and certain other updated information. Please note that our response below, insofar as relevant information relates to Scilex Holding Company (“Scilex”) or its parent, Sorrento Therapeutics, Inc. (“Sorrento”), or matters arising from participation by Scilex or Sorrento in the preparation of Amendment No. 7, are based on our discussions with and information received from, Scilex and Sorrento and their counsel, Paul Hastings LLP, who have similarly participated in the preparation and review of this response letter.

For ease of reference, the comment is summarized below and is followed by the Company’s response. All page references in the response set forth below refer to the page numbers in Amendment No. 7. All capitalized terms used but not defined in this response letter have the meanings ascribed to such terms in Amendment No. 7.

Amendment No. 6 to Registration Statement on Form S-4

1.	With respect to the disclosure of up to $21 million in liabilities to be transferred by Scilex to Sorrento, please disclose whether there is a written agreement to do so and if so, file the written agreement as an exhibit to the Registration Statement. If there is no written agreement, please disclose this and add a Risk Factor that discusses the risks associated with the lack of agreement including risk that it is not enforceable, potential litigation risk and any other material risks.

We respectfully advise the Staff that there is not a written agreement between Scilex and Sorrento with respect to the transfer of liabilities of Scilex and the parties to whom the liabilities are owed will need to consent to such transfers. Pages 7 through 8, 41, 119 through 120, 150 through 151, 311 and 319 have been revised in accordance with the Staff’s comment to disclose these facts and to add a Risk Factor that discusses the related risks.

Please do not hesitate to contact Joan Guilfoyle at (202) 524-8467 if you require additional information with respect to any of the foregoing. Thank you.

Sincerely,

Loeb & Loeb LLP

cc:	Mitchell Nussbaum, Esq.
Loeb & Loeb LLP

Joan Guilfoyle, Esq.
Loeb & Loeb LLP

Jeffrey Chi
Vickers Vantage Corp. I.

Chris Ho
Vickers Vantage Corp. I.

Mhamed Mengad
Vickers Vantage Corp. I.

Henry Ji, Ph.D.
Scilex Holding Company

Jaisim Shah,
Scilex Holding Company

Jeffrey Hartlin, Esq.
Paul Hastings LLP

Elizabeth Razzano, Esq.
Paul Hastings LLP

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